SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the results of the Company’s operations for the nine-month period ended March 31, 2010, which was filed by the Company on May 12, 2010 with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones S.A.

Summary of Earnings Release

as of March 31, 2010

Brief comment on the Company’s activities during the period, including references to significant situations occurred after the end of the period

Buenos Aires, May 12, 2010 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces the results of its operations for the nine-month period ended on March 31, 2010.

HIGHLIGHTS

In Millions of Ps.	IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Revenues	295.5	290.6	1.7%	952.1	832.0	14.4%
Operating Income	101.3	90.3	12.2%	393.1	139.2	182.4%
Depreciation and Amortization	39.8	32.7	21.9%	120.6	99.4	21.3%
EBITDA[1]	141.1	123.0	14.7%	513.7	238.6	115.3%
Net Income	35.4	-7.2		299.7	-106.2

„	Revenues for the first nine months of fiscal year 2010 rose by 14.4%, driven by a 32.2% increase in revenues in Shopping Centers.

„	The strong increase in Operating Income for the first nine months of fiscal year 2010 (+182.4%) is explained by a 29.9% improvement in Gross Profit, a 6.8% reduction in Marketing and Administrative Expenses, and Income from Trusts of Ps. 34.8 million (vs. Ps. –49.0 million for the first nine months of fiscal year 2009).

„	Net Income for the first nine months of fiscal year 2010 was Ps. 405.9 million higher than for the first nine months of fiscal year 2009, due to several factors, including an increase in Operating Income of Ps. 253.9 million and an increase of approximately Ps. 200 million in equity investees.

„	The increase in Revenues for the third quarter of fiscal year 2010 vs. the third quarter of fiscal year 2009 was tempered by lower revenues recognized in the Sales and Developments segment (lower number of office buildings sold during the last quarter).

„	Net Income for the third quarter of fiscal year 2010 was Ps. 35.4 million, compared to a net loss of Ps. 7.2 million in the third quarter of fiscal year 2009.

[1]

EBITDA represents operating income plus depreciation and amortization less gain from operations and holdings of real estate assets, net (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;

•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;

•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. Your should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

Highlights for the first nine months of fiscal year 2010, including references to significant situations occurred after the end of the period.

I. Offices and Other Non-Shopping Center Rental Properties

During the last 3 months of calendar year 2009, there was an upward trend in the office leasing market in the City of Buenos Aires. This market, in which IRSA holds a major position, has shown a slow decrease in lease prices along with an increase in vacancy levels since the end of 2008, mainly as a result of two factors: on the one hand, supply rose in 2009, increasing the stock of leasable square meters in the downtown area of Buenos Aires and the northern region of Greater Buenos Aires, and on the other, demand was affected by the 2009 international economic crisis. By year end, the market started to show slight signs of recovery, resulting in vacancy levels of 5.8% and average prices of US$ 29.2 per square meter for the A+ building segment, according to Colliers International’s “Annual Real Estate Report. Buenos Aires, 2009/2010”.

Offices and Other Non-Shopping Center Rental Properties

		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	37.9	37.6	0.8%	116.9	108.4	7.8%
	Operating income	19.7	18.9	4.4%	58.7	56.0	4.9%
	Depreciation and Amortization	6.1	3.7	63.8%	18.2	18.6	-2.6%
	EBITDA	25.8	22.6	14.2%	76.9	74.6	3.0%

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09
Office Portfolio	Leasable Area[2] (sqm)	141,724	142,964	152,270	156,000	156,938	161,502
	Occupancy[3] (GLA)	90.9%	89.6%	90.7%	91.2%	94.1%	92.8%
	Monthly Revenues[4] (Ps./sqm leased)	93.3	91.4	95.0	93.0	87.3	78.4

„	The growth in revenues and EBITDA lessened as a result of the smaller amount of leasable properties resulting from sales of non-strategic assets made in fiscal year 2010.

„	During the third quarter of fiscal year 2010 IRSA continued to improve its portfolio mix by selling non-strategic office properties at attractive prices. 1,240 square meters of leasable office space have been disposed of in Edificio Av. Libertador 498 for US$ 4.3 million.

„	During the second quarter of fiscal year 2010, IRSA agreed to purchase a plot of land of 3,650 square meters in CATALINAS NORTE, a premium office district in the City of Buenos Aires, which may be used to develop an A+ office building.

[2]	At period end
[3]	At period end
[4]	Considering contracts in effect, occupancy and leasable meters at the closing of each period.

Below is information relating to our office properties as of March 31, 2010.

Offices and Non-Shopping Center Other Rental Properties

	Date of Acquisition	Leasable Area sqm	Occupancy rate Mar-09	IRSA’s effective interest	Monthly rental income Ps./000 (3)	Annual accumulated rental income over fiscal periods Ps./000 (4)			Book Value Ps./000 (5)
						2010	2009	2008
Offices
Edificio República	28/04/08	19,884	80%	100%	1,700	15,718	11,972	N/A	220,952
Torre Bankboston	27/08/07	14,873	100%	100%	1,667	16,486	14,227	9,005	155,871
Bouchard 551	15/03/07	23,378	100%	100%	1,950	16,788	14,742	11,496	151,152
Intercontinental Plaza	18/11/97	22,535	100%	100%	1,914	16,210	12,003	8,808	83,411
Dique IV, Juana Manso 295 (10)	02/12/97	11,298	92%	100%	1,196	10,404	—	—	65,194
Bouchard 710	01/06/05	15,014	72%	100%	1,101	10,781	12,666	9,324	65,517
Maipú 1300	28/09/95	10,280	95%	100%	959	8,510	7,025	6,023	38,633
Libertador 498	20/12/95	3,714	100%	100%	464	5,567	7,234	6,173	14,799
Costeros Dique IV	29/08/01	5,437	86%	100%	436	3,852	3,841	3,325	19,258
Edificios Costeros	20/03/97	—	N/A	100%	—	1,384	3,218	2,888	—
Suipacha 652/64	22/11/91	11,453	95%	100%	535	3,579	2,713	1,805	11,049
Dock Del Plata	15/11/06	809		100%	—	1,353	4,986	5,295	3,167
Madero 1020	21/12/95	101	100%	100%	3	23	25	73	223
Laminar Plaza	25/03/99	—	N/A	100%	—	198	4,882	4,034	—
Reconquista 823/41	12/11/93	—	N/A	100%	—	44	1,898	1,679	—
Other Offices (6)	N/A	2,948	66%	N/A	89	1,507	925	1,017	7,667

Subtotal Offices		141,724	91%	N/A	12,014	112,404	102,357	70,945	836,893

Other Properties
Commercial Properties (7)	N/A	312	—	N/A	—	1	191	138	3,442
Museo Renault	12/06/07	1,275	100%	100%	30	267	267	114	4,808
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	86	757	455	455	12,496
Thames	11/01/97	33,191	—	100%	—	175	714	623	3,898
Other Properties (8)	N/A	2,072	100%	N/A	6	70	2,225	213	5,719

Subtotal Other Properties		96,950	65%	N/A	122	1,270	3,852	1,543	30,363

Management Fees (11)		N/A	N/A	N/A		3,200	2,218	1,004	N/A

TOTAL OFFICES AND OTHER LEASE PROPERTIES (9)		238,674	81%	N/A	12,136	116,874	108,427	73,492	867,256

(1)	Total leasable area for each property as of 03/31/10. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leasable area as of 03/31/10.
(3)	Agreements in force as of 03/31/10 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517.
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Abril Stores (fully assigned) and Casona de Abril.
(8)	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III (fully sold).
(9)	Corresponds to the “Offices and Other Non-Shopping Center Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Income from building management fees.

II. Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Finance

After an atypical start to 2009 characterized by a smaller inflow of foreign tourists due to the international crisis and the H1N1 virus outbreak (which had affected the pace in the growth of sales during the third and fourth quarters of fiscal year 2009) the shopping center industry experienced a significant rebound during the first nine months of fiscal year 2010. Sales in the summer months grew notably as a result of the recovery in domestic consumption and an inflow of tourists, mainly from Brazil and Chile.

Prospects in this segment for the rest of 2010 are promising, in line with an upsurge in consumption and economic activities.

The following information relates to data extracted from the financial statements of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which we have a 63.35% interest as of March 31, 20105.

Shopping Centers
		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	122.8	88.3	39.0%	375.0	283.6	32.2%
	Operating income	59.6	43.8	36.2%	198.9	146.4	35.9%
	Depreciation and Amortization	27.8	21.6	29.1%	84.5	62.4	35.4%
	EBITDA	87.5	65.3	33.9%	283.4	208.8	35.7%

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09
Shopping Centers	Leasable area (sqm)	286,286	289,410	286,581	287,542	276,256	276,249
	Tenants’ sales (Ps. Million, 12-month cumulative)	5,229	4,807	4,400	4,194	4,055	4,039
	Tenants’ sales in the same Shopping Centers (Ps. Million, 12-month cumulative)	4,592	4,340	4,141	4,095	4,055	4,039
	Occupancy (GLA)	98.0%	98.0%	97.9%	98.5%	98.9%	98.4%

„	Cumulative tenants’ sales for the nine months of fiscal year 2010 totaled Ps. 4,068.3 million, a 34.4% increase compared to the same period of the previous year.

„	During the three months ended March 31, 2010, shopping center tenants’ sales reached Ps. 1,253.4 million (a 51% increase compared to the same period of the previous year). In the same shopping centers, such sales amounted to a cumulative figure of Ps. 1,083.6 million, compared to the same quarter of the previous year (an increase of 30%).

„	Sales for January, February and March 2010 increased 46%, 52% and 54%, respectively, as compared to the same months of 2009. In terms of same shopping centers, such sales increased 25%, 32% and 33%, respectively, for each of such periods compared to the same periods of 2009.

„	The EBITDA/Sales margin for the nine-month period has remained at 75%.

Shopping Centers

	Date of Acquisition	Leasable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of March 31 $/000 (4)			Book Value ($ 000) (5)
					2010	2009	2008
Shopping Centers (6)
Alto Palermo	11/97	18,629	100.0%	100.0%	70,881	61,681	50,233	140,366
Abasto Shopping (7)	07/94	37,603	100.0%	99.6%	65,384	58,460	51,642	165,640
Alto Avellaneda	11/97	36,579	100.0%	95.7%	42,552	34,582	28,625	75,855
Paseo Alcorta	06/97	14,390	100.0%	98.4%	31,584	29,412	27,159	71,192
Patio Bullrich	10/98	11,736	100.0%	100.0%	27,160	23,450	21,135	91,597
Alto Noa Shopping	03/95	18,869	100.0%	99.9%	9,986	7,786	6,685	21,985
Buenos Aires Design	11/97	13,786	53.7%	99.6%	10,951	9,803	8,921	9,434
Alto Rosario Shopping (7)	11/04	28,650	100.0%	97.1%	22,055	17,170	14,470	77,744
Mendoza Plaza Shopping	12/94	40,651	100.0%	93.3%	18,916	19,147	17,557	81,300
Fibesa and Others (8)	—	N/A	100.0%	N/A	18,102	13,769	17,799	—
Neuquén (9)	07/99	N/A	98.1%	N/A	—	—	—	12,332
D (10)	05/09	49,750	80.0%	100.0%	47,928	—	—	585,438
Córdoba Shopping Villa Cabrera	12/06	15,643	100.0%	98.0%	9,473	8,331	7,817	66,636

TOTAL SHOPPING CENTERS		286.286	N/A	98.0%	374.972	283,591	252,043	1,399,519

Notes:

(1)	Total leasable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leasable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.-

[5]	IRSA holds an option to purchase the equity interest and Convertible notes held by Parque Arauco.

(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office building.
(11)	Corresponds to the “shopping center” business unit mentioned in Note 4 to the Consolidated Financial Statements; includes revenues from “Credit Card” (Tarshop).-

Development of new commercial area in Palermo. This project, currently in development, which is expected to be rolled out in the next months. The project includes, in principle, the development of retail stores, including green areas and a restaurant hub, over a total buildable area of approximately 24,000 square meters.

“Soleil Factory” Shopping Center. The process for transferring this shopping center’s going concern has already started. Upon its completion, possession of part of the building will be delivered. We expect the transaction to be completed in the next months in order for APSA to be able to include this new shopping center in to its portfolio.

Alto Palermo’s Purchase Option. On January 14, 2010 IRSA announced the acquisition of an option to purchase the entire direct and indirect equity interest held by Parque Arauco in Alto Palermo S.A., which totals 29.6% of the current shareholding interest and including Parque Arauco’s holding of US$ 15,5 million face value of APSA 2014 Convertible Bonds. IRSA paid 6 million dollars for the option, which sum is considered an advance payment of the final amount, fixed by both parties at US$ 126 million. The option may be exercised until August 31, 2010, extendable to November 30 of this year.

The company believes that once the transaction is consummated, apart from being an excellent business opportunity it will also result in the consolidation of our position in the Argentine shopping center market, placing us at the forefront of this industry.

Consumer Finance Segment – Tarshop S.A. Subsidiary

Consumer Finance

		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	70.3	52.1	34.8%	182.0	175.7	3.6%
	Operating result	14.0	-9.4	—	32.3	-120.2	—
	Depreciation and Amortization	2.1	1.5	38.5%	5.0	4.3	16.7%
	EBITDA	16.1	-7.9	—	37.3	-115.9	—

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09
Consumer Finance	Loan Origination (Millions of Ps.)	278.9	293.2	257.8	245.3	219.6	236.4
	Credit Portfolio (Millions of Ps.)	531.0	529.7	530.2	580.2	624.7	723.2
	3 to 6 Months’ delinquency (portfolio %)	3.6%	3.9%	4.2%	6.3%	7.8%	9.4%

„	Consolidation of the recovery of Tarshop S.A.’s operations as a result of actions taken by management, improved capitalization and stabilization in the local financial markets.

„	On December 29, 2009, APSA executed a stock purchase agreement with Banco Hipotecario S.A. whereby Banco Hipotecario agreed to the acquisition of 80% of Tarshop S.A.’s stock capital held by APSA for US$ 26.8 million. The transaction is subject to the occurrence of certain events, including the grant of the Argentine Central Bank’s consent, in compliance with the applicable laws.

III. Sales and Developments

With respect to the demand for residential real estate in the Argentinean real estate market throughout calendar year 2009, there was a deceleration both in demand and supply. However, such deceleration did not significantly impact pricing levels, as in other countries, since many individuals perceive real estate investments in Argentina as a high quality alternative to preserve their wealth. In addition, the low level of housing financing in Argentina, compared to other countries, has helped sustain the value of residential properties.

Sales and Developments

		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	17.7	73.4	-75.9%	155.1	137.1	13.2%
	Operating income	1.8	34.9	-94.7%	94.8	45.2	109.8%
	Depreciaciones y Amortizaciones	0.1	0.3	-65.8%	0.3	0.6	-46.8%
	EBITDA	1.9	35.2	-94.5%	95.1	45.7	107.9%

„	The lower level of revenues and results in the third quarter of fiscal year 2010, compared to the third quarter of fiscal year 2009, is attributable to lower sales of office buildings (recognized in this segment) made in the third quarter of fiscal year 2010.

„	Horizons Project (CYRSA, partnered by IRSA and Cyrela): sales percentage is more than 99% of available units and the work progress of works exceeds 78% as of March 31. Completion and delivery of the sold units is expected to occur during fiscal 2011.

„	Torres Rosario Project (APSA’s barter). A barter between APSA and a third party was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, whose degree of progress is 99% and 25%, respectively. Completion of the project is scheduled for July 2010 and December 2011, respectively. The process of the sale of the condominiums in parcel 2-G has started.

„	El Encuentro Project: The process of sale of the 110 functional units located in this residential community has started. The project is located in the district of Tigre, Province of Buenos Aires.

„

Sale of undeveloped land reserve in Hudson, Province of Buenos Aires[6]. After the end of the March 31, 2010 period, IRSA agreed to a sale of a property known as “Pereiraola” for US$ 11.8 million (through the sale of the shares of Pereiraola SAICIFYA). The property is located in the district of Hudson, Province of Buenos Aires, and it extends over an area of approximately 130 hectares. We expect to close the transaction in the next few months.

[6]	IRSA agreed the sale of the proprietary company of the land reserve known as “Pereiraola”

Sales and Developments

DEVELOPMENT	Date of Acquisition	Estimated Real/Cost ($ 000) (1)	Area intended for Sale (sqm) (2)	Total Units/Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of March 31 of fiscal years (Ps. 000) (6)			Book Value $/000 (7)
									2010	2009	2008
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	48,768	—	—
Rosario plot barter receivable (8) (16)	30/04/99	—	4,692	80	63.35%	99.00%	0.00%	—	—	—	—	11,023
Caballito Plots (16)	03/11/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	6,754
Caballito Plot barter receivable (Cyrsa) (14)	03/11/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	18,970
Caballito Plot barter receivable (KOAD) (14)	03/11/97	—	6,833	118	100.00%	98.00%	53.59%	—	—	—	—	31,096
Libertador 1703 and 1755 (Horizons) (15)	16/01/07	422,310	59,000	467	50.00%	78.74%	99.15%	—	—	—	—	174,135
Other residential apartments (9)	N/A	231,677	116,513	1,437				366,558	—	3,326	61,057	2,009

Subtotal Residential Apartments		719,236	209,656	2,131				420,498	142	52,094	61,057	245,103

Residential Communities
Abril/Baldovinos (10)	03/01/95	130,955	1,408,905	1273	100.00%	100.00%	99.22%	237,062	5,067	6,136	1,756	1,763
El Encuentro	18/11/97	—	125,889	110	100.00%	100.00%	0.00%	11,830	—	—	—	10,304
Villa Celina I, II y III	26/05/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—

Subtotal Residential Communities		135,697	1,610,764	1,602				262,920	5,067	6,212	1,756	12,067

Land Reserves
Puerto Retiro	18/05/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,424
Santa María del Plata	10/07/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,546
Pereiraola	16/12/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Alcorta plots (8)	07/07/98	—	1,925	—	63.35%	0.00%	100.00%	22,969	—	—	—	—
Rosario plots (8)	30/04/99	—	31,000	—	63.35%	0.00%	19.85%	11,072	—	7,644	3,428	16,090
Caballito Mz 35	03/11/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Catalinas Norte	17/12/09	—	3,650	—	100.00%	0.00%	0.00%	—	—	—	—	22,259
Baicom plot	23/12/09	—	6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,183
Canteras Natal Crespo	27/07/05	—	4,300,000	—	50.00%	0.00%	0.00%	252	—	—	51	5,707
Berutti plot (8)	24/06/08	—	3,207	—	63.35%	0.00%	0.00%	—	—	—	—	52,901
Pilar	29/05/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto air space (8)	24/09/97	—	21,406	—	63.35%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	18/07/96	—	3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito Plot (8)	01/10/98	—	23,791	—	63.35%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos (8)	30/06/08	—	5,147	—	63.35%	100.00%	0.00%	—	—	—	—	32,949
Other Land Reserves (11)	N/A	—	13,596,833	—				1,041	—	1,041	—	32,193

Subtotal Land Reserves			20,844,693	—				85,486	—	8,685	3,479	439,336

Others
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	—	—
Bouchard 551	15/03/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	108,423	—
Madero 1020	21/12/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	271	476	—
Della Paolera 265	27/08/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	6,850	—	—
Madero 942	31/08/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	6,137	—	—
Dock del Plata	15/11/06	—	7,133	N/A	100.00%	100.00%	100.00%	76,562	34,492	15,312	—	—
Libertador 498	20/12/95	—	6,819	N/A	100.00%	100.00%	100.00%	82,958	46,608	36,350	—	—
Edificios Costeros	20/03/97	—	5,271	N/A	100.00%	100.00%	100.00%	68,580	68,580
Laminar		—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823		—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Locales Crucero I		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	2,006	—	—
Others (12)	N/A	—	7,017	N/A	100.00%	100.00%	100.00%	24,735	172	3,183	—	—

Subtotal Others		—	64,698					592,782	149,923	70,109	108,899	—

TOTAL (13)		854,933	22,729,811	3,733				1,361,686	155,132	137,100	175,191	696,506

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable).

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of March 31, 2010, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Torres de Abasto through APSA, Abasto Project, through Cyrsa, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Torre Renoir II barter (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold) and Padilla 902 through IRSA.
(10)	Includes sales of shares in Abril.
(11)	Includes the following land reserves: Pontevedra plot, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo, Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck, and C.Gardel 3134, C.Gardel 3128, Agüero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(12)	Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination (through IRSA and IBSA) and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(13)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at March 31, 2010 is 99% and with parcel “H” is 25%.

IV. Hotels

There has been an improvement in tourism since the last quarter of 2009. According to data released by the Tourism Secretariat in its International Tourism Survey (ETI) as of December 2009, the number of tourists arriving in Argentina (accumulated 12-month data) was 14.1% higher than in the same period for the previous year. The adverse effects of the world financial crisis and the H1N1 influenza outbreak have eased, and the hotel tourist industry has been recovering since the end of 2009.

Hotels

		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
Results (in Millions of Ps.)	Revenues	46.8	39.2	19.6%	123.1	127.1	-3.2%
	Operating Result	6.3	2.2	194.2%	9.5	11.9	-20.1%
	Depreciation and Amortization	3.7	5.6	-34.1	12.6	13.5	-6.7%
	EBITDA	10.1	7.8	29.2%	22.1	25.3	-13.0%

		IIIQ 10	IIQ 10	IQ 10	IVQ 09	IIIQ 09	IIQ 09
Hotels	Average occupancy[7]	65.4%	61.5%	49.4%	69.8%	73.9%	75.1%
	Average rate per room (Ps./night)[8]	667	667	644	638	646	642

„	The occupancy trend shows a sustained increase in demand for IRSA’s premium hotels. After the 2009 economic crisis, hotel occupancy has started to return to customary figures for comparable assets.

„	An improvement in EBITDA margins has been observed in the quarter ended March 31, 2010 as compared to the same period in 2009.

[7]	12-month cumulative
[8]	12-month cumulative

The following is information about our hotels for the nine-month period ended as of March 31, 2010.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Avg. Price per room Ps. (2)	Sales as of March 31 of fiscal year Ps./000			Book value as of 03/31/2010 (Ps.000)
						2010	2009	2008
Intercontinental (3)	01/11/97	76.34%	309	65.7%	617	46,483	45,442	41,165	55,306
Sheraton Libertador (4)	01/03/98	80.00%	200	80.8%	456	26,563	28,777	25,181	41,624
Llao Llao (5)	01/06/97	50.00%	201	49.9%	1,144	50,054	52,920	48,732	80,515
Terrenos Bariloche (5)	01/12/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	65.4%	667	123,100	127,139	115,078	199,345

Notes:

1)	Accumulated average in the nine-month period.
2)	Accumulated average in the nine-month period.
3)	Through Nuevas Fronteras S.A. (subsidiary of IRSA).-
4)	Through Hoteles Argentinos S.A.-
5)	Through Llao Llao Resorts S.A.-

V. Investments in Other Companies

The result on equity investees increased Ps. 209.0 million from a Ps. 62.9 million loss during the nine-month period ended March 31, 2009 to a gain of Ps.146.1 million during the corresponding 2010 nine month period. The increase was mainly generated by (i) a gain of Ps. 62.9 million due to our acquisition of additional shares of Banco Hipotecario at prices below the accounting fair value of such shares, generating a gain equal to the difference between such fair value and the purchase price paid and (ii) Ps.134.1 million, representing our equity pickup of Banco Hipotecario’s net income, whereby there was an increase in Banco Hipotecario’s net income, enhanced by an increase of our equity interest in Banco Hipotecario from 14.6% at March 31, 2009 to 27.98% at March 31, 2010.

Interest in Hersha Hospitality Trust

„	In January 2010, Hersha Hospitality Trust launched a stock capital offering in which IRSA and its subsidiaries subscribed for 4,789,917 common shares for a total amount of approximately US$ 14.4 million, at US$ 3.0 per share.

„	In March 2010, Hersha started a new stock capital issue process in which IRSA and its subsidiaries subscribed for 3,864,000 shares for a total amount of approximately US$ 16.4 million, equivalent to US$ 4.25 per share.

„	In this way, as of March 31, 2010, IRSA and its subsidiaries held 15,173,823 shares in Hersha Hospitality Trust and an option to purchase 5,700,000 common shares, reaching a stake of 11.06%. Together with its affiliates IRSA stakes reached 11.31%

Interest in Banco Hipotecario S.A.

As of March 31, 2010, IRSA and its subsidiaries held an interest of 27.98%, excluding treasury shares, in the stock capital of Banco Hipotecario, which entitled them to 43.67% of the total voting capital at shareholders’ meetings.

VI. Financial and other transactions

Consolidated Financial Debt. As of March 31, 2010, the composition of IRSA’s financial debt was as follows:

Description	Issue Currency	Outstanding Amount[1]	Rate	Maturity
HASA[2]	US$	4.9	6.38%	Apr-10
Seller Notes3 4	US$	4.2		Aug-10
Edificio República	US$	26.8	12.00%	Apr-13
IRSA Notes (Internactonal)	US$	150.0	8.50%	Feb-17
Short Term Debt	Ps.	59.3	Float	<180 days
Other Debt in Pesos	Ps.	19.6		May-10
Total IRSA’s Debt		264.7
APSA’s Debt
Series IV Notes (Local)	US$	6.6	6.75%	May-11
Arcos del Gourmet	US$	3.6		Until Nov-11
Convertible Notes[5]	US$	47.2	10.00%	Jul-2014
Series I Notes (International)[6]	US$	120.0	7.88%	May-17
Short Term Debt[7]	Ps.	25.6	Variable	<180 days
Series III Notes (Local)[8]	Ps.	14.4	Badlar + 300 bps	May-11
Series II Notes (International)[9]	Ps.	34.0	11.00%	Jun-12
Total APSA’s Debt		251.4
Total Consolidated Debt		516.1

(1)	Stated in millions of US$, at the exchange rate of 3.878 AR$ = 1 US$
(2)	Hoteles Argentinos S.A.
(3)	Acquisition of shares in Banco Hipotecario S.A.
(4)	It corresponds to the subsidiary Tyrus S.A.
(5)	As of March 31, 2010, IRSA held a face value of US$ 31.7 million.
(6)	As of March 31, 2010 IRSA held a face value of US$ 39.6 million and APSA had repurchased a face value of US$ 5.0 million.
(7)	Including Tarshop’s debt of AR$ 69.2 million
(8)	As of March 31, 2010, our subsidiary Emprendimientos Recoleta S.A. held a face value of AR$ 12.0 million.
(9)	As of March 31, 2010, IRSA held a face value US$ 15.1 million and APSA had repurchased a face value of US$ 4.8 million.

Progress in the accomplishment of the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved the specific implementation plan for the application of IFRS.

VIII. Brief comment on prospects for the next quarter

Our business segments have shown robust and sound performance. The quality of IRSA’s asset portfolio, as shown by its high occupancy levels, has allowed us to capitalize on the effects of the economic recovery and resume a strong pattern of revenues and results.

Shopping centers maintain high occupancy levels and a strong commitment and adhesion by tenants. The pace of sales in the shopping centers has shown a sound recovery during the third quarter of fiscal year 2010, in line with the positive trend that has been observed during the last months. Tenants continue to be loyal and support our new proposals in this segment.

In addition, we will continue working to improve the services we offer to our tenants and consumers, seeking to maintain our successful occupancy levels and traffic in our Shopping Centers. In this sense, we expect to expand our portfolio in the next few months by adding Soleil to our portfolio and launching a new project in Palermo (through our subsidiary Arcos Gourmet S.A.).

With respect to the Consumer Finance business, the first nine months of the fiscal year saw a profit that is the result of the efforts made in the previous year to streamline and stabilize the business in light of the new economic scenario. By the end of the third quarter, operating data in this segment have shown signs of stabilization. However, we will continue to work with the aim of optimizing operating and financial performance in this segment, and in pursuit of this goal we aspire to complete the sales process of Tarshop S.A.’s majority interest to Banco Hipotecario S.A., that will benefit Tarshop with an operating and financial performance capacity commensurate with its future business needs.

As concerns the Office and Non-Shopping Center Rental Properties segment, lease revenues have remained firm, both in pesos and dollars. We believe that there is some stagnation in the market in terms of occupancy rates and pricing levels caused by the market conditions and the addition of footage, mainly in the northern area of the City of Buenos Aires and Greater Buenos Aires. To face this, we have a unique premium portfolio in downtown Buenos Aires that has sparked interest among top-quality lessees in the market. We will continue working towards maintaining high occupancy levels and optimizing our portfolio mix.

Regarding the Sales and Development segment, we will make progress in the development schedule of the Horizons project through our subsidiary Cyrsa, where we have already started to recognize revenues and the degree of work progress is above 78%. We believe that our alliance with Cyrela in this company is an excellent opportunity to develop additional successful projects.

This Earnings Release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

IRSA

Consolidated Financial Highlights

For the fiscal periods ended March 31, 2010 and 2009

(In Argentine 000 Pesos)

	I Quarter Sep	II Quarter Dec	III Quarter Mar	Fiscal Year 2010	Fiscal Year 2009	% Change
Income Statement
Corresponds to the consolidated income statement as of March 31, 2010 and 2009
Revenues
Development and sale of properties	36,339	101,073	17,720	155,132	137,100	13.2%
Office and other non-shopping center rental properties	40,671	38,323	37,880	116,874	108,427	7.8%
Shopping centers	113,750	138,464	122,758	374,972	283.591	32,2%
Hotel operations	29,233	47,043	46,824	123,100	127.139	-3,2%
Consumer financing	43,234	68,465	70,275	181,974	175.703	3,6%
Total revenues	263,227	393,368	295,457	952,052	831,960	14.4%
Costs	-106,216	-124,261	-106,515	-336,992	-358.629	-6,0%
Gross profit	157,011	269,107	188,942	615,060	473,331	29.9%
Gain from valuation of inventories at net realizable value	10.946	2,989	4,769	18,704	10,537	77,5%
Selling & Administrative expenses	-79,905	-94,411	-101,137	-275,453	-295,693	-6.8%
Net gain (loss) from retained interests in securitized receivables	23.509	2,596	8,719	34,824	-48,959	-171,1%
Operating income	111,561	180,281	101,293	393,135	139,216	182.4%
Amortization of goodwill	413	413	413	1,239	1,513	-18.1%
Financial results, net	-41,521	-7,267	-20,231	-69,019	-207,328	-66.7%
Gain (loss) on equity investees	97,242	45,888	2,973	146,103	-62,859	-332.4%
Other expenses, net	-4,604	-3,842	-2,520	-10,966	-7,965	37.7%
Gain (loss) before taxes and minority interest	163.091	215,473	81,928	460,492	-137,423	-435,1%
Income tax and Minimum presumed income tax	-26.119	-58,543	-27,253	-111,915	1,875	-6068,8%
Minority interest	-5,527	-24,062	-19,255	-48,844	29,371	-266.3%
Ordinary net gain (loss)	131,445	132,868	35,420	299,733	-106,177	-382.3%
Extraordinary losses	—	—	—	—	—	0.0%
Net gain (loss)	131,445	132,868	35,420	299,733	-106,177	-382.3%

Balance sheet
Corresponds to the consolidated balance sheet as of March 31, 2010 and June 30, 2009
Cash and bank				72,818	66,562	9.4%
Investments				232,132	335,234	-30.8%
Mortgages, notes and other receivables				547.144	465,174	17,6%
Inventory				193,222	24.899	676,0%
Total Current Assets				1,045,316	891,869	17.2%
Mortgages, notes and other receivables				210.791	203,392	3,6%
Inventory				68,286	164.933	-58,6%
Investments				1,519,850	1,001,654	51.7%
Fixed assets and intangible assets, net				2.661.574	2,739,065	-2,8%
Goodwill				-41,682	-64.926	-35,8%
Non Current Assets				4,418,819	4,044,118	9.3%

Total Assets				5,464,135	4,935,987	10.7%

Short-Term debt				469,079	349,243	34.3%
Total Current Liabilities				1,165,838	974,890	19.6%
Long-term debt				1,125,900	1,044,725	7.8%
Total Non Current Liabilities				1,404,499	1,401,054	0.2%

Total Liabilities				2,570,337	2,375,944	8.2%
Minority interest				529,190	464,381	14.0%
Shareholders’ Equity				2,364,608	2,095,662	12.8%

Selected Ratios
Debt/Equity Ratio				108.7%	113.4%	-4.1%
Book value per GDS				40.86	36.21	12.8%
Net income per GDS				5.18	-1.83	-382.3%
Net income per GDS diluted				5.18	-1.83	-382.3%
EBITDA (000) (fiscal year 2010 and 2009) - see footnote				513,709	238,618	115,3%
EBITDA (000) (last 12 month) - see footnote				705,474	293,456	140,4%
EBITDA per GDS - see footnote				8.88	4.12	115.3%
EBITDA / Net Income				1.71	-2.25	-176.3%
Weighted Average of GDSs				57,867,646	57,867,646	0.0%
Weighted Average of GDSs diluted				57,867,646	57,867,646	0.0%

Note: EBITDA for the last 12 months is unaudited.

IRSA

Statements of Consolidated Cash Flows (1)

For the periods ended March 31, 2010 and 2009

(In Thousand of Argentine Pesos)

	March 31, 2010	March 31, 2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	185,942	389,004
Cash and cash equivalents as of the end of the period	105,577	120,909

Net decrease in cash and cash equivalents	-80,365	-268,095

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:

Net cash provided by operating activities	207,975	45,595

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Hersha’s shares	-176,068	—
Increase in interest of related parties	-106,804	-87,127
Payments for the acquisition of shares in related companies	-78,788	—
Acquisitions and improvements of fixed assets	-66,040	-215,834
Loans granted to related parties	-30,585	—
Acquisitions (sale) of undeveloped parcels of land	-29,937	-2,587
Advance payment for the purchase of shares	-23,028	-984
Outflow for the acquisition of shares, net of the cash collected	-8,622	—
Increase in intangible assets	-7,253	—
Decrease of negative goodwill	-470	—
Charge (increase) in granted loans	309	-2,210
Dividend received	1,779	—
Cash Collection credits with related parties	6,598	—
Advance sale of Tarshop S.A.’s shares	20,422	—
Increase in other investments	101,641	-908

Net cash used in investing activities	-396,846	-309,650

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of short-term and long-term debt, and mortgage payables	-206,513	-83,332
Payments of dividends	-53,414	-22,084
Re purchase of debt	-12,000	—
Increase of debt with related parties	1,235	—
Income for issuance of short term negotiable obligations emission	22,720	—
Capital contribution by minority owners in related companies	25,807	36,164
Proceeds from issuance of negotiable obligations, net of expenses	79,782	—
Increase of long term debt	84,600	120,265
Increase in bank overdrafts, net	166,289	—
Payment of repurchase of negotiable obligations	—	-55,053

Net cash provided by (used in) financing activities	108,506	-4,040

NET DECREASE IN CASH AND CASH EQUIVALENTS	-80,365	-268,095

IRSA

Information by Business Unit

For the fiscal periods ended March 31, 2010 and 2009

(In Argentine 000 Pesos)

	Development and sale of properties	Office and other non- shopping center rental properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial operations and others	TOTAL
For the period ended March 31, 2010

Revenues	155,132	116,874	374,972	123,100	181,974	—	952,052
Costs	-50,182	-23,423	-112,818	-75,835	-74,734	—	-336,992

Gross profit	104,950	93,451	262,154	47,265	107,240	—	615,060
Gain from valuation of inventories at net realizable value	18,704	—	—	—	—	—	18,704
Selling expenses	-1,774	-338	-26,186	-11,832	-93,690	—	-133,820
Administrative expenses	-27,114	-34,402	-37,114	-25,927	-16,070	-1,006	-141,633
Net gain from retained interests in securitized receivables	—	—	—	—	34,824	—	34,824
Operating income (loss)	94,766	58,711	198,854	9,506	32,304	-1,006	393,135

Depreciations and amortizations (b)	295	18,159	84,532	12,553	5,035	—	120,574

Additions of fixed and intangible assets	7	480	67,593	3,517	1,696	—	73,293
Non-current investments in jointly controlled companies	26,602	—	—	—	—	1,027,080	1,053,682

Operating assets	570,819	874,854	1,790,279	219,762	249,469	224,338	3,929,521
Non operating assets	73,747	80,880	198,759	28,854	18,080	1,134,294	1,534,614

Total assets	644,566	955,734	1,989,038	248,616	267,549	1,358,632	5,464,135

Operating liabilities	35,750	152,789	329,236	36,961	156,546	—	711,282
Non operating liabilities	322,003	291,928	773,478	227,076	138,877	105,693	1,859,055

Total liabilities	357,753	444,717	1,102,714	264,037	295,423	105,693	2,570,337

For the period ended March 31, 2009

Revenues	137,100	108,427	283,591	127,139	175,703	—	831,960
Costs	-86,319	-21,770	-79,105	-74,224	-97,211	—	-358,629

Gross profit	50,781	86,657	204,486	52,915	78,492	—	473,331
Gain from valuation of inventories at net realizable value	10,537	—	—	—	—	—	10,537
Selling expenses	-2,066	-9,162	-21,760	-15,455	-137,019	—	-185,462
Administrative expenses	-14,078	-21,506	-36,362	-25,567	-12,718	—	-110,231
Net loss from retained interests in securitized receivables	—	—	—	—	-48,959	—	-48,959
Gain from operations and holdings of real estate assets, net	196	0	—	—	—	—	196
Operating (loss) income	45,370	55,989	146,364	11,893	-120,204	—	139,412

Depreciations and amortizations (b)	555	18,644	62,434	13,453	4,316	—	99,402

Additions of fixed and intangible assets (c)	10,060	15,947	252,646	2,204	3,439	—	284,296
Non-current investments in jointly controlled companies (c)	25,332	—	—	—	—	544,191	569,523

Operating assets (c)	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non operating assets (c)	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421

Total assets (c)	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987

Operating liabilities (c)	25,379	122,869	413,381	31,236	136,853	—	729,718
Non operating liabilities (c)	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226

Total liabilities (c)	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

Notes:

(a)	Includes offices, commercial and residential premises.
(b)	Included in Operating Income.
(c)	Corresponds to the Consolidated Balance Sheet as of June 30, 2009.

Information by Business Units

EBITDA for the nine months ended March 31, 2010

(In Argentine 000 Pesos)

	Sales and Developments	Office Buildings	Shopping Centers	Hotels	Consumer Financing	Financial Operations and Others	Total
Operating Income	94,766	58,711	198,854	9,506	32,304	-1,006	393,135
Depreciation and Amortization	295	18,159	84,532	12,553	5,035	—	120,574
Gain from operations and holding of real assets	—	—	—	—	—	—	—
EBITDA	95,061	76,870	283,386	22,059	37,339	-1,006	513,709

Information by Business Units
EBITDA for the twelve months ended March 31, 2010
(In Argentine 000 Pesos)

	Sales and Developments	Office Buildings	Shopping Centers	Hotels	Consumer Financing	Financial Operations and Others	Total
Operating Income	170,761	79,207	267,393	6,203	27,077	-1,006	549,635
Depreciation and Amortization	522	24,296	108,741	17,101	6,303	—	156,963
Gain from operations and holding of real assets	-51	-1,073	—	—	—	—	-1,124
EBITDA	171,232	102,430	376,134	23,304	33,380	-1,006	705,474

Information by Business Units
EBITDA for the nine months ended March 31, 2009
(In Argentine 000 Pesos)

	Sales and Developments	Office Buildings	Shopping Centers	Hotels	Consumer Financing	Financial Operations and Others	Total
Operating Income	45,174	55,989	146,364	11,893	-120,204	—	139,216
Depreciation and Amortization	555	18,644	62,434	13,453	4,316	—	99,402
Gain from operations and holding of real assets		—	—	—	—	—	—
EBITDA	45,729	74,633	208,798	25,346	-115,888	—	238,618

Information by Business Units
EBITDA for the twelve months ended March 31, 2009
(In Argentine 000 Pesos)

	Sales and Developments	Office Buildings	Shopping Centers	Hotels	Consumer Financing	Financial Operations and Others	Total
Operating Income	44,323	74,033	189,936	10,603	-149,005	506	170,396
Depreciation and Amortization	912	22,164	80,900	16,959	4,795	—	125,730
Gain from operations and holding of real assets	-66	-2,604	—	—	—	—	-2,670
EBITDA	45,169	93,593	270,836	27,562	-144,210	506	293,456

FOOTNOTE:

For the purpose of calculating EBITDA in the above table, we have added Operating Income plus Depreciation and Amortization less Gain from operations and holding of real assets, net.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: May 12, 2010.